Exhibit 99.8
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
FOR
WESTERN FOREST PRODUCTS INC.
to be held on May 8, 2008
TO: The Shareholders of Western Forest Products Inc.
NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of the shareholders of Western Forest Products Inc. (the “Corporation”) will be held at the Pan Pacific Vancouver Hotel, Cypress Suite, 300 — 999 Canada Place, British Columbia on May 8, 2008 at 10:00 a.m. (Pacific Standard Time), for the following purposes:
1.	To receive the consolidated financial statements of the Corporation for the financial year ended December 31, 2007 and the report of the auditors thereon;
2.	To elect nine directors to hold office until the close of the next annual meeting of shareholders of the Corporation;
3. To appoint auditors for the ensuing year;
4.	To authorize the directors to fix the remuneration to be paid to the auditors of the Corporation;
5.	To consider and, if deemed appropriate, approve an amendment to the Corporation’s Incentive Stock Option Plan with respect to black-out period option expiry dates;
6.	To consider and, if deemed appropriate, approve an amendment to the Corporation’s Incentive Stock Option Plan to include more detailed provisions regarding the directors’ current general discretionary authority to amend the Incentive Stock Option Plan or any option without shareholder approval; and
7.	To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.
Accompanying this Notice of Meeting are: (1) a management information circular, which provides additional information relating to the matters to be dealt with at the Meeting; (2) a form of proxy and notes to proxy; (3) a return envelope for use by shareholders to send in their proxy; (4) a request for voting instructions (a “VIF”) and notes to the VIF; and (5) a copy of the Corporation’s annual report.
The Board of Directors of the Corporation have fixed April 1, 2008 as the record date for the determination of shareholders of the Corporation entitled to receive this Notice of Meeting and to attend and vote at the Meeting.
If you are a registered shareholder of the Corporation and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed form of proxy. A proxy will not be valid unless it is deposited at the office of Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, on or before 10:00 a.m. Pacific time (1:00 p.m. Eastern time) on May 6, 2008.
If you are a non-registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder of the Corporation and do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.
If you are a non-registered shareholder of the Corporation and receive these materials from the Corporation or its agent, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for delivering these materials to you, and executing your proper voting instructions. Please return your voting instructions as specified in the accompanying VIF.

DATED at Vancouver, British Columbia, this first day of April, 2008.
BY ORDER OF THE BOARD OF DIRECTORS
John MacIntyre
Chairman
Western Forest Products Inc.

WESTERN FOREST PRODUCTS INC.
April 1, 2008
MANAGEMENT INFORMATION CIRCULAR
FOR
THE ANNUAL MEETING OF SHAREHOLDERS
to be held on May 8, 2008
PURPOSE OF SOLICITATION
This management information circular (the “Information Circular”) is being provided to you in connection with the solicitation of proxies by management (“Management”) of Western Forest Products Inc. (“Western”, the “Corporation”, “us”, “we” or “our”) for use at our annual meeting of shareholders (“Shareholders”) of the Corporation to be held at 10:00 a.m. Pacific Standard Time on May 8, 2008 and at any and all adjournments thereof (the “Meeting”), at the place and for the purposes set forth in the Notice of Meeting. The Information Circular is also being provided to our directors and auditors.
The solicitation is made by Management. The cost of this solicitation will be borne by the Corporation. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by our directors, officers or regular employees at nominal cost. We may also pay the broker-dealers, banks or other nominee Shareholders their reasonable expenses in mailing copies of the meeting materials to beneficial owners of common shares (“Common Shares”) and non-voting shares (“Non-Voting Shares”) of the Corporation.
These Meeting materials are being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent these Meeting materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary (as defined below) holding on your behalf. By choosing to send these Meeting materials to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these Meeting materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. For further information relating to non-registered owners, see the discussion below under “Information For Non-Registered (Beneficial) Owners Of Common Shares”.
Unless otherwise specified, all information provided in this Information Circular is as at April 1, 2008 and all dollar amounts in this Information Circular are in Canadian currency.
RECORD DATE
The directors have set April 1, 2008 as the record date for determining which Shareholders holding Common Shares of record shall be entitled to receive the Notice of the Meeting and to attend and vote at the Meeting.
APPOINTMENT OF PROXIES
The persons named in the accompanying form of proxy are officers and/or directors of the Corporation and are Management designees. You as a Shareholder of record have the right to designate a person (who need not be a Shareholder) to attend and vote for you at the Meeting. You may exercise this right by either striking out the printed names and inserting in the blank space provided in the enclosed form of proxy the name of the person whom you wish to designate, or by completing another proper form of proxy and, in either case, delivering the completed proxy to the office of our registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, not later than 10:00 a.m. Pacific time (1:00 p.m. Eastern time) on May 6, 2008.

A proxy will not be valid unless signed by you as a Shareholder of record or by your attorney duly authorized in writing. If you are the representative of a Shareholder of record that is a corporation or association, the form of proxy should bear the seal of the corporation or association, and must be executed by an officer or an attorney duly authorized in writing. If the form of proxy is executed by an attorney for an individual Shareholder of record or by an officer or attorney of a Shareholder of record that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof or such other supporting documentation acceptable to the Chairman of the Meeting, must accompany the form of proxy.
REVOCATION OF PROXIES
In addition to revocation in any manner permitted by law, you may revoke your proxy by an instrument in writing signed by you as a Shareholder of record or by your attorney duly authorized in writing. If you are a representative of a Shareholder that is a corporation or association, the instrument in writing should bear the seal of the corporation or association and must be executed by an officer or by an attorney duly authorized in writing. To be effective, the revocation instrument must be deposited with the Corporation’s registered office, c/o Bull, Housser & Tupper LLP, Suite 3000, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, Attention: Marion Shaw, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, and upon either of such deposits the proxy is revoked.
VOTING OF PROXIES
All Common Shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot) or withheld from voting in accordance with your instructions as a Shareholder of record. If you, as a Shareholder, specify a choice on the enclosed form of proxy with respect to any matter to be acted upon, your shares will be voted in accordance with your instructions as specified in the proxy you deposit. In the absence of any such specification, the Management designees, if named in the enclosed form of proxy, will vote in favour of the matters set out therein.
The Management designees named in the enclosed form of proxy are directors and/or officers of the Corporation and have indicated their willingness to represent as proxyholder the Shareholder of record who appoints them.
The enclosed form of proxy, when properly signed, confers discretionary authority upon the persons named therein with respect to amendments or variations of matters identified in the Notice of Meeting and any other matters which may properly be brought before the Meeting. As of the date hereof, Management is not aware of any such amendments, variations or other matters to be presented for action at the Meeting. However, if any other matters which are not now known to Management should properly come before the Meeting, then the Management designees intend to vote in accordance with the judgement of Management.
The number of votes required for approval of any matter that will be submitted to a vote of Shareholders at the Meeting is a simple majority (50% plus 1) of the votes cast, unless otherwise indicated in this Information Circular.
INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF COMMON SHARES
The Common Shares owned by many shareholders of the Corporation are not registered on the records of the Corporation in the beneficial shareholders’ own names. Rather, such Common Shares are registered in the name of a securities dealer, bank or other intermediary, or in the name of a clearing agency (referred to in this Information Circular as “Intermediaries”). Shareholders who do not hold their Common Shares in their own names (referred to in this Information Circular as “non-registered owners”) should note that only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. A non-registered owner will not be recognized at the Meeting for the purpose of voting his or her or its Common Shares unless such holder is appointed by the applicable Intermediary as a proxyholder.

Non-registered owners who have not objected to their Intermediary disclosing certain ownership information to the Corporation are referred to as “NOBO’s”. Those non-registered owners who have objected to their Intermediary disclosing ownership information to the Corporation are referred to as “OBO’s”.
In accordance with applicable securities regulatory policy (National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer), the Corporation has elected to seek voting instructions directly from NOBO’s. The Intermediaries (or their service companies) are responsible for forwarding this Information Circular and other Meeting materials to each OBO, unless the OBO has waived the right to receive them.
Meeting materials sent to non-registered owners who have not waived the right to receive Meeting materials are accompanied by a request for voting instructions (a “VIF”). This form is provided instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a non-registered owner is able to instruct the registered shareholder how to vote on behalf of the non-registered owner. VIFs, whether provided by the Corporation or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.
In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the Common Shares which they beneficially own. If a non-registered owner who receives a VIF wishes to attend the Meeting or have someone else attend on their behalf, then the non-registered owner may request a legal proxy as set forth in the VIF, which will grant the non-registered owner or his or her or its nominee the right to attend and vote at the Meeting.
IF YOU ARE A NON-REGISTERED OWNER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE REFER TO THE INSTRUCTIONS SET OUT ON THE “REQUEST FOR VOTING INSTRUCTIONS” (VIF) THAT ACCOMPANIES THIS INFORMATION CIRCULAR.
COMMON SHARES AND PRINCIPAL HOLDERS THEREOF
As at the date of this Information Circular, we have 119,842,359 Common Shares issued and outstanding. Each Shareholder of record at the close of business on April 1, 2008 is entitled to one vote on a ballot for each matter to be acted upon at the Meeting for each Common Share held by such Shareholder. One or more voting persons present or deemed to be present and authorized to cast in the aggregate not less than one-twentieth of the total votes attaching to all shares carrying the right to vote at the Meeting will constitute a quorum at the Meeting. Voting persons are Shareholders of record or duly authorized representatives of, or proxyholders of, such Shareholders, entitled to vote at the meeting.
The 84,571,206 Non-Voting Shares do not entitle the holders thereof to any votes at meetings of our shareholders (or to receive notice of or attend such meetings), subject to the condition that the Non-Voting Shares will entitle the holders thereof to one vote per share on any vote relating to the Company’s liquidation, dissolution or winding-up, or the sale, lease or exchange of all or substantially all of the Company’s property and as otherwise provided by law or any amendment that would add, change or remove attributes of the Non-Voting Shares or of any class of share adversely affecting the Non-Voting Shares either separately or in relation to the Common Shares. The Non-Voting Shares and Common Shares shall be treated identically by the Company in the event of an issuer bid by the Company. In the event that a take-over bid is made for the Common Shares that is not made on the same economic terms on a per-share basis to holders of Non-Voting Shares, Western will convert the outstanding Non-Voting Shares into Common Shares in order to enable them to participate in the take-over bid on the same terms as if the Non-Voting Shares had been converted into Common Shares before the take-over bid for the Common Shares was made.

To the knowledge of our directors and executive officers, the following parties beneficially own, or exercise control or direction over, directly or indirectly,10% or more of the outstanding Common Shares:

		Percentage of Issued
Name and Municipality of Residence of Shareholder	No. of Common Shares	Common Shares
Tricap Management Limited (“Tricap Management”) (1) Toronto, Ontario	58,722,756	49%

Harbinger Capital Partners Master Fund I, Ltd. (“Master Fund”), Harbinger Capital Partners Offshore Manager, L.L.C., Harbert Management Corporation and HMC Investors L.L.C. (collectively, “Harbinger”) (2) Dublin, Ireland, in the case of the Master Fund and Birmingham, Alabama, in the case of the others	38,953,576	32.5%

(1)	See Early Warning Report dated May 4, 2006 filed on SEDAR by Tricap Management (as manager for and on behalf of Tricap Partners Ltd. (“Tricap”)). We have received confirmation by a representative of Tricap Management that as at March 19, 2008, Tricap controls and directs 58,722,756 Common Shares (49% of the outstanding Common Shares) and 84,571,206 Non-Voting Shares (100% of the outstanding Non-Voting Shares) of the Corporation. Brookfield Asset Management Inc. (“BAM”) and its affiliates and associates on a consolidated basis (collectively “Brookfield”) indirectly as a co-investor in Tricap beneficially own an aggregate of 45,206,182 Common Shares (38% of the outstanding Common Shares) and 67,447,010 Non-Voting Shares (80% of the outstanding Non-Voting Shares). Of the 58,722,756 Common Shares controlled by Tricap, 441 are beneficially owned by John MacIntyre, a director of the Corporation. However, Tricap Management has the right to control and direct those shares, including the right to vote or dispose of them.

(2)	The Report Filed by Eligible Institutional Investor Under Part 4 of National Instrument 62-103 of the Canadian Securities Administrators dated February 9, 2007 filed on SEDAR by Harbinger (on its behalf and on behalf of other entities managed and controlled by Harbinger) indicates that as at January 31, 2007, Harbinger beneficially owned, directly or indirectly, or exercised control or direction over 38,953,576 Common Shares (32.5% of the outstanding Common Shares). On March 25, 2008, Harbinger confirmed that the aforementioned holding of Common Shares was unchanged from that filed on February 9, 2007.
ELECTION OF DIRECTORS
Our Articles and By-Laws provide that our Board of Directors (“Board”) is to consist of a minimum of three directors and a maximum of 15 directors. The existing Board consists of nine directors and for this forthcoming year, the Board proposes to maintain the number of directors at nine. We propose that the persons named in the table below be nominated at the Meeting to serve as directors of the Corporation for the ensuing year. Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with our Articles and By-Laws or he becomes disqualified to act as a director or is removed in accordance with the requirements of our governing corporate statute, the Canada Business Corporations Act (the “CBCA”).
The Board recommends the election of the nominees named in the table below to serve as directors of the Corporation for the ensuing year. Except as noted under “Voting of Proxies”, proxies received in favour of Management designees will be voted for the following proposed director nominees (or for substitute nominees in the event of contingencies not known at present).

The following table sets forth certain information with respect to the nominees for election as directors.

Approximate Number
Name of and Province and			of Common Shares
Country of Residence of			Beneficially Owned
Proposed Directors and			or Controlled or
Present Position with the			Directed, Directly or
Corporation	Principal Occupation(1)	Director Since	Indirectly(2)
JAMES ARTHURS(3)(4)(5)	Senior Vice President,	July 27, 2004	5,000
British Columbia, Canada	North American Operations,
Director	Integrated Paving Concepts Inc.

LEE DONEY(4)(5)	Consultant	July 27, 2004	Nil
British Columbia, Canada Director

DOMINIC GAMMIERO(4)	Chief Executive Officer of Fraser	June 16, 2006	Nil
Ontario, Canada	Papers Inc.
Director

ROBERT J. HARDING(5)(6)	Chairman, Brookfield Asset	June 16, 2006	Nil
Ontario, Canada	Management Inc.
Director

REYNOLD HERT	President and Chief	October 4, 2004	18,100
British Columbia, Canada	Executive Officer of
President, Chief Executive	the Corporation
Officer and Director

JOHN MACINTYRE(3)(7)	Partner, Birch Hill	July 27, 2004	441
Ontario, Canada	Equity Partners Inc.
Chairman

CYRUS MADON(5)(6)	Managing Partner,
Ontario, Canada	Tricap Partners Ltd. for
Director	Brookfield Asset Management Inc.	June 16, 2006	Nil

PIERRE MCNEIL	Senior Vice President,	December 20, 2007	Nil
Ontario, Canada	Tricap Partners Ltd. for
Director	Brookfield Asset Management Inc

JOHN B. NEWMAN(3)(5)(6)	Chairman,	July 27, 2004	Nil
Ontario, Canada	Multibanc Financial Holdings
Director	Limited

(1)	Except as set out below, the information as to occupation of the directors of the Corporation includes present principal occupation and occupations for the preceding five years.

(2)	See “Statement of Executive Compensation” for options granted to Mr. Hert.

(3)	Member of the Audit Committee.

(4)	Member of the Environmental, Health and Safety Committee.

(5)	Member of the Nominating and Corporate Governance Committee.

(6)	Member of the Management Resources and Compensation Committee.

(7)	Mr. MacIntyre is a member of the independent advisory board of Tricap. Of the 58,722,756 Common Shares controlled by Tricap, 441 Common Shares are beneficially owned by Mr. MacIntyre. However, Tricap Management has the right to control and direct those shares, including the right to vote or dispose of them.
James Arthurs, Director
Mr. Arthurs is and has been since 2004, the Senior Vice President, North American Operations for Integrated Paving Concepts Inc., a manufacturer of equipment, tooling and high technology coatings for the decorative asphalt industry. Prior to joining Integrated Paving Concepts, Mr. Arthurs was Managing Director, Operations, for The Jim Pattison Group, one of Canada’s largest privately-held companies, from

2002 through 2004. From January 2002 to May 2002 he was the Senior Vice President and Chief Information Officer for Alderwoods Group, Inc. (emergent company of the former Loewen Group, operating funeral homes and operations within North America and the U.K.) and from May 2000 to January 2002, he was with the Loewen Group. The Loewen Group was the subject of proceedings in Canada under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) and proceedings in the U.S. under Chapter 11 from June 1, 1999 to December 31, 2001. Mr. Arthurs holds a Bachelor of Science degree in Computer Science from the University of Calgary.
Lee Doney, Director
Mr. Doney is an independent consultant through his company, RLD Strategies. He is a director on the Community Living Board of the Provincial Government and the Chairman of the Board of Columbia Power Corporation. Mr. Doney was a Deputy Minister in the British Columbia Government for over 15 years and served in a number of other posts in the government. Most recently, he was Deputy Minister of Skills and Development and Labour from June 2001 until his retirement in April 2004. Mr. Doney’s previous responsibilities include: Deputy Minister of Forests; Chief Executive Officer of Forest Renewal British Columbia; Interim Chairman, Industry Training and Apprenticeship Commission; Chief Executive Officer of the British Columbia Labour Force Development Board; Chairman of the Workers Compensation Board of Governors; Executive Director to the Provincial Round Table on the Environment and the Economy; and Executive Director for the BC Treaty Commission. He holds a Masters degree in Economics from Queen’s University.
Dominic Gammiero, Director
Mr. Gammiero is Chairman of Fraser Papers Inc., an integrated specialty paper company He is also a director of Norbord Inc. From 2004 until 2006 Mr. Gammiero was the President and Chief Executive Officer of Fraser Papers Inc. and from 1999 to 2004, he was the President and Chief Executive Officer of Norbord Inc. Mr. Gammiero has more than 30 years’ experience in the forest products industry in North America and Europe. He holds a Masters degree in Business Administration from the University of Detroit.
Robert J. Harding, Director
Mr. Harding is Chairman of Brookfield Asset Management Inc. and Norbord Inc. He is also a director of Fraser Papers Inc. and Atomic Energy of Canada Limited. Mr. Harding is Chairman of the Board of Governors of the University of Waterloo, Chairman of the Board of Trustees of the United Way of Greater Toronto, and a Trustee of The Hospital for Sick Children and of the Art Gallery of Ontario. Mr. Harding holds a Bachelor of Mathematics degree from the University of Waterloo. He obtained his designation as a Chartered Accountant in 1981 and was elected a Fellow of the Institute of Chartered Accountants of Ontario in 2000.
Reynold Hert, President, Chief Executive Officer and Director
Mr. Hert was appointed President and CEO of Western on October 4, 2004. Prior to joining Western, Mr. Hert spent 12 years with Weyerhaeuser in various roles, most recently in Kamloops, B.C., as Vice President, Canadian Forestlands and previously as Vice President, Canadian SPF Lumber. Mr. Hert joined Weyerhaeuser as part of the acquisition of Procter & Gamble’s Grande Prairie assets. He managed the Grande Prairie sawmill at the time. He started in the Canadian forest industry while a forestry student at the University of Toronto, working in timber cruising in Ontario and Alberta. Mr. Hert holds a Bachelor of Science degree (Forestry) from the University of Toronto.
John MacIntyre, Director and Chairman of the Board
Mr. MacIntyre is, and has been since 2004, a partner in Birch Hill Equity Partners Inc. (a successor to TD Capital’s private equity fund). From 2002 to 2004, he was an independent financial advisor. Until February 2002, Mr. MacIntyre was a Senior Vice-President of The Toronto-Dominion Bank, and Vice Chairman, Global Head, Investment Banking, TD Securities. Prior to joining TD Securities in 1987, Mr. MacIntyre was with Ernst & Young LLP. Mr. MacIntyre has been a director of several public and private corporations, and is currently a director of Ace Bakery Limited, Bluewave Energy Limited, and Nealanders International Inc. He is a member of the advisory boards of TD Capital Private Equity Investors, TD Capital Ventures and Tricap Partners Ltd. Mr. MacIntyre is a Chartered Accountant, a Chartered Business Valuator and a graduate of Queen’s University.
Cyrus Madon, Director
Mr. Madon is a Managing Partner of Tricap Partners Ltd. for Brookfield Asset Management Inc. and has been directly involved in various of Brookfield’s restructuring initiatives since he joined Brookfield in 1998. He was also a director of Stelco Inc. Mr. Madon began his career at PricewaterhouseCoopers LLP, where he worked in Corporate Finance and Recovery. Mr. Madon is a Chartered Accountant and holds a Bachelor of Commerce degree from Queen’s University.
Pierre McNeil, Director
Mr. McNeil joined the Board on December 20, 2007. He is a Senior Vice President with Tricap Partners Ltd. and the President and CEO of Concert Industries Corp. He brings to the Board a diverse operational and human resource management experience from the forest industry and has played a leadership role in strategic projects across Canada, the U.S. and the United Kingdom. From July 2004 he served as a Senior Vice President with Fraser Papers Inc. prior to joining Tricap Partners Ltd. in December 2006. From October 2001 until July 2004 Mr. McNeil was site director for Norbord Inc.’s manufacturing operations in Cowie, Scotland. Mr. McNeil holds a Bachelor of Arts degree from the University of Ottawa.
John B. Newman, Director
Since his retirement in 1990 as Deputy Chairman of Prudential Securities (Canada), Mr. Newman has served as Chairman and CEO of Multibanc Financial Holdings Limited, a private investment vehicle located in Toronto. Mr. Newman also served as Chairman and CEO of First Place Tower Inc., the owner of a 2.6 million-square foot, 72-storey office and retail complex located in Toronto, from its emergence from bankruptcy in 1995 until its sale in 1999. He is currently a director of a number of public and private Canadian corporations and trusts engaged in real estate, insurance, investment, manufacturing, distribution and financing. Mr. Newman is the Chairman of Dale-Parizeau LM Inc., Morris & Mackenzie Inc. and the AGF Family of Mutual Funds Trusts and Corporations, and was the Chairman of Simmons Canada Inc. until its sale on November 30, 2006, and of Multi-Fund Management Inc. until its sale on June 30, 2006. He is also a director or member of the Independent Review Committee of certain closed-end funds administered by Scotia Capital Inc., TD Securities Inc. and BMO Nesbitt Burns Inc. Mr. Newman was also an independent director of FT Capital Inc. until his resignation on December 17, 2002. FT Capital Inc. was operating under an agreed moratorium on its principal and interest payments on its subordinated debentures prior to Mr. Newman becoming one of its independent directors. Prior to Mr. Newman’s resignation, FT Capital Inc. was subject to a number of cease trade orders issued in 2001 and 2002 by various securities regulatory authorities in Canada for failure to file financial statements while its principal shareholder B.C. Pacific Capital Corporation considered restructuring options with Brascan Financial Corporation. Those cease trade orders were subsequently terminated after FT Capital Inc. filed the requisite financial statements.
APPOINTMENT OF AUDITORS
In accordance with the recommendation of the Audit Committee, the Board recommends that at the Meeting, the Shareholders vote for the reappointment of KPMG LLP as the Corporation’s auditors to hold office until the next annual meeting of Shareholders and that the Shareholders authorize the Board to fix the remuneration of the auditors.
On July 27, 2004, Doman Industries Limited (“Doman”) and certain of its subsidiaries (collectively with Doman, the “Predecessor”) implemented a Plan of Compromise and Arrangement under the CCAA and Reorganization under the CBCA (the “Plan”) and emerged from protection under the CCAA. Western was incorporated under the CBCA on April 27, 2004 for the purpose of implementing the Plan and, on July 24, 2004, the Plan implementation date, acquired the solid wood and pulp assets of the Predecessor and commenced business. KPMG LLP were the auditors of the Predecessor since 1999. KPMG LLP were first appointed as our auditors on April 27, 2004 and have served as our auditors since then.
The aggregate fees billed for professional services rendered by our auditors, KPMG LLP, to us for the years ended December 31, 2007 and 2006 are as follows:

	Year ended		Year ended
	December 31, 2007		December 31, 2006
Audit Fees:
Audit of the consolidated financial statements	$680,000		$715,000
Quarterly reviews	180,000		150,000

Audit-Related Fees	508,455	(1)	454,113	(1)

Total Audit and Audit-Related Fees	1,368,455		1,319,113

Tax Fees	149,355	(2)	160,015	(2)

Internal control advisory fees	97,664		102,150
Pension audits	17,000		16,000

All other fees	—		—

Total Fees	$1,632,474		$1,597,278

(1)	Audit-related fees consist of accounting advice relating to new or complex accounting standards, supplemental audit and review procedures conducted during the course of the year and the auditor’s involvement with offering and continuous disclosure documents.

(2)	Tax fees consist of fees for tax compliance services and tax planning and structuring.
AMENDMENTS TO OPTION PLAN
We have an incentive stock option plan dated July 22, 2004, as amended May 10, 2007, (the “Option Plan”) which permits the granting of options (the “Options”) in accordance with the terms of the Option Plan to eligible participants to purchase up to a maximum of 10,000,000 Common Shares (representing approximately 8.3% of the issued and outstanding Common Shares as of the date hereof), which have been reserved for issuance under the Option Plan. As of the date hereof, Options to purchase 3,958,060 Common Shares (representing approximately 3.3% of the issued and outstanding Common Shares as of the date hereof) have been granted to eligible participants and are outstanding, no Common Shares have been issued pursuant to the exercise of Options, and a total of 6,041,940 Common Shares remain available under the Option Plan. See “Statement of Executive Compensation – Incentive Stock Option Plan” below for a description of the provisions of the Option Plan.
The Corporation proposes to amend its Option Plan to deal with issues which arise in connection with the expiry of options during, or immediately following, a self-imposed black-out period and to provide more detail regarding the authority of the directors to amend the Option Plan and Options. Particulars are set out below.
The proposed amendments set out below have been conditionally accepted by The Toronto Stock Exchange (the “TSX”), subject to shareholder approval.
     Black-out Period Expiry Dates
The TSX has issued a notice regarding black-out periods in which it recognizes that, from time to time, issuers are under self-imposed black-out periods which prevent their officers, directors and employees from exercising options. The TSX is of the view that self-imposed black-out periods are an example of good corporate governance and trading policies and that issuers, their insiders and employees should not be penalized for positive corporate behaviour. Accordingly, the TSX has stated that it is prepared to approve an amendment to a stock option plan which provides for an option expiration date that is conditional upon potential expiration during a black-out period so long as the amendment is approved by the issuer’s shareholders.
The Corporation proposes to amend its Option Plan to provide that if an option expires:
(a)	within a self-imposed black-out period, the expiry date will be a date which is ten business days after expiry of the black-out period; or
(b)	within nine business days after the end of a self-imposed black-out period, the expiry date will be a date which is ten business days after expiry of the black-out period less the number of business days between the date of expiry of the option and the date on which the black-out period ends.
The expiry dates for black-out periods are fixed under the Option Plan and are not subject to the discretion of the board of directors.
     Clarification of Amendment Provisions
The Option Plan currently contains a general amendment provision which gives the directors the right, in their absolute discretion, to amend the Option Plan or any Option without shareholder approval except for amendments which reduce the exercise price of an option held by an insider or which increase the fixed maximum percentage of Common shares issuable under the Plan.
The TSX has issued a notice advising issuers to introduce detailed amendment provisions to their security based compensation plans and strongly recommending that if those amendment procedures give the directors broad authority to make changes, to include in the plan, a description of the general nature of the changes the directors may make together with examples.
To comply with TSX recommendations, the Corporation proposes to amend the Option Plan to include the detailed amendment provisions outlined below. These amendments limit the discretionary powers to amend the Option Plan currently held by the directors.
The proposed amendments will give the directors the right, in their absolute discretion, to amend the Option Plan or any Option without shareholder approval to make the following changes:
(a)	amending the time or times that the shares subject to each Option will become purchasable by an optionee, including accelerating the vesting terms, if any, applicable to an Option;
(b)	amending the process by which an optionee who wishes to exercise his or her Option can do so, including the required form of payment for the shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;
(c)	reducing the exercise price or extending the term of an Option, other than an Option held by an insider of the Corporation;
(d)	amending the terms of the Option Plan relating to the effect of termination, cessation or death of an optionee on the right to exercise Options (including Options held by an insider of the Corporation);
(e) making any amendments of a typographical, grammatical or clerical nature; and
(f)	making any amendments necessary to bring the Option Plan into compliance with applicable securities and corporate laws and the rules and policies of the TSX.
Amendments which reduce the exercise price or extend the term of an Option held by an insider or which increase the fixed maximum number of Common shares issuable under the Option Plan will require disinterested shareholder approval.

Shareholder Approval Required for Plan Amendments
The policies of the TSX require the amendments to the Option Plan to be approved by a majority of the votes cast at the Meeting. The shareholders of the Corporation will be requested at the Meeting to pass an ordinary resolution in the following terms:
“RESOLVED that the amendment to the Corporation’s Incentive Stock Option Plan for the benefit of directors, officers, employees and consultants of the Corporation and its subsidiaries which provides for option expiration dates to be extended when such options expire during, or immediately following, a self-imposed black-out period, as described in the Corporation’s Information Circular dated April 1, 2008 and in the form tabled at the Annual Meeting of the Corporation held on May 8, 2008, be and the same is hereby approved.”
In addition, the shareholders of the Corporation will be requested at the Meeting to pass an ordinary resolution in the following terms:
“RESOLVED that the amendment to the Corporation’s Incentive Stock Option Plan for the benefit of directors, officers, employees and consultants of the Corporation and its subsidiaries which provides details of when the directors have the right, in their absolute discretion, to amend the Incentive Stock Option Plan or any Option without shareholder approval, as described in the Corporation’s Information Circular dated April 1, 2008 and in the form tabled at the Annual Meeting of the Corporation held on May 8, 2008, be and the same is hereby approved.”
The proposed amended Option Plan will be available for review at the registered office of the Corporation at Suite 3000, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, for the two business days prior to the Meeting and at the Meeting.
STATEMENT OF EXECUTIVE COMPENSATION
Summary Compensation Table
The following table provides a summary of compensation earned over the past three years by our Chief Executive Officer (“CEO”), each of the two individuals who served as Chief Financial Officer (“CFO”) in 2007 and the three next most highly compensated executive officers whose total annual salary and bonus during the financial year ended December 31, 2007 was in excess of $150,000 (collectively, the “Named Executive Officers”).

					Long-Term
					Compensation
					Securities
		Annual Compensation			Under
				(2)	Options/	All
Name and Principal				Other Annual	SARs	Other
Position with the		Salary	Bonus(1)	Compensation	Granted	Compensation(3)(9)
Corporation		($)	($)	($)	(#)	($)
REYNOLD HERT	2007	400,000	0	0	600,000	3,254
President and Chief	2006	400,000	350,000	0	650,000	3,215
Officer Executive	2005	377,404	281,250	0	50,000	3,312

PAUL IRELAND(4)	2007	244,351	0	416,188	Nil	2,045
Chief Financial Officer	2006	237,500	87,500	0	250,000	6,829
	2005	212,806	121,500	0	25,000	1,802

MURRAY JOHNSTON(5)	2007	11,154	0	0	300,000	862
Vice President and
Chief Financial Officer

DUNCAN KERR(6)	2007	294,457	0	0	235,000	4,007
Senior Vice President	2006	247,500	162,000	0	250,000	3,380
and Chief Operating Officer	2005	86,539	27,000	0	25,000	1,023

DAN DYCK(7)	2007	71,115	0	246,606	Nil	2,974
Vice President,	2006	197,500	384,829	0	Nil	4,485
Manufacturing	2005	178,826	43,200	0	Nil	4,223

TREVOR BONIFACE(8)	2007	207,044	0	0	140,000	4,642
Vice President,	2006	185,384	75,000	0	160,000	4,328
Timberlands	2005	165,648	76,846	0	Nil	4,035

(1)	Performance-based bonuses are determined by the Board and paid in cash in the year following the year in which they are earned.

(2)	Each Named Executive Officer receives perquisites and benefits in addition to base salary, incentive compensation awards and all other compensation. The value of those perquisites and benefits does not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for any of the Named Executive Officers.

(3)	Amounts reported in this column include the dollar values of insurance premiums paid with respect to term life insurance, amounts contributed in respect of defined contribution pension plans and employee savings plans.

(4)	Mr. Ireland was appointed CFO as of January 24, 2005, and resigned as CFO as of December 14, 2007 with, at the time of separation, an annual salary of $256,288. The amounts paid as vacation and termination allowance are included under “Other Annual Compensation”. Mr. Ireland’s unexercised options expired on March 14, 2008.

(5)	Mr. Johnston was appointed Vice President & CFO as of December 17, 2007 at an annual salary of $290,000.

(6)	Mr. Kerr was appointed Senior Vice President and Chief Operating Officer as of August 15, 2005.

(7)	Mr. Dyck retired as of April 30, 2007 with, at the time of retirement, an annual salary of $215,000. At the time of retirement, he received a retirement allowance and performance bonus according to the terms of an agreement signed with him in 2006 and disclosed in the Management Information Circular dated March 23, 2007 (the “Prior Circular”). The amount paid as retirement allowance is included under “Other Annual Compensation”. The aforementioned amount paid as performance bonus of $293,239 is included under Bonus for 2006 and when combined with $91,590 reported as Bonus for 2006 in the Prior Circular, totals $384,829 as Bonus for 2006.

(8)	Mr. Boniface was appointed Vice President, Timberlands as of January 26, 2005. The amount reported as Bonus for 2006 in the above Executive Compensation table has been corrected from figures reported in the Prior Circular.

(9)	Amounts reported as “All Other Compensation” exclude certain amounts not required by applicable securities laws to be included under that heading, correcting figures reported in the Prior Circular.

Option Grants During the Financial Year Ended December 31, 2007
We granted the following Options to the Named Executive Officers during the financial year ended December 31, 2007:
Option/SARs Grants During 2007 Financial Year

	Common			Market Value(1) of
	Shares Under		Exercise	Common Shares
	Options/SARs	% of Total Options/SARs	or Base	Underlying Options
	Granted	Granted to Employees in	Price	on the Date of Grant
Name	(#)	financial year	($/Share)	($/Share)	Expiration Date
Reynold Hert	600,000	30.8%	$2.18	$2.18	August 27, 2017
Paul Ireland	0	n/a	n/a	n/a	n/a
Murray Johnston	300,000	15.4%	$1.40	$1.40	December 18, 2017
Duncan Kerr	235,000	12.0%	$2.18	$2.18	August 27, 2017
Dan Dyck	0	n/a	n/a	n/a	n/a
Trevor Boniface	140,000	7.2%	$2.18	$2.18	August 27, 2017

(1)	The closing price on August 28, 2007, the day of the options grant date for Messrs Hert, Kerr and Boniface, was $2.18. The closing price on December 17, 2007, the day before the options grant date for Mr. Johnston, was $1.40.

(2)	These Options vest in increments of 20% at intervals of one year and immediately upon a change of control. See “Incentive Stock Option Plan” for a description of other terms that apply to the Options.
Aggregated Options Exercised During 2007 Financial Year
and Financial Year-End Option Values

Value of Unexercised
			Unexercised Options/SARs at	in-the-Money Options/SARs
	Securities	Aggregate	December 31, 2007	at December 31, 2007
	Acquired on	Value	Exercisable/	Exercisable/
	Exercise	Realized	Unexercisable	Unexercisable(1)
Name	(#)	($)	(#)	($)
Reynold Hert	Nil	Nil	300,000 / 1,550,000	Nil / Nil
Paul Ireland(2)	Nil	Nil	60,000 / 275,000	Nil / Nil
Murray Johnston	Nil	Nil	Nil / 300,000	Nil / $45,000
Duncan Kerr	Nil	Nil	60,000 / 510,000	Nil / Nil
Dan Dyck	Nil	Nil	Nil / Nil	Nil / Nil
Trevor Boniface	Nil	Nil	32,000 / 300,000	Nil / Nil

(1)	Based on a market value of $1.55 per share, which was the closing trading price per Common Share on the TSX as of December 31, 2007, the last trading day of the year.

(2)	Mr. Ireland resigned on December 14, 2007 and his unexercised options expired on March 14, 2008.

Retirement Plans
As at December 31, 2007, Messrs. Hert, Kerr and Boniface are members of the Western Forest Products Inc. Retirement Plan for Salaried Employees (Plan I) (the “WFP Plan”). Also as at December 31, 2007, Messrs. Hert, Kerr and Boniface were members of the Western Forest Products Inc. Supplementary Retirement Plan (“WFP Supplementary Plan”). Mr. Johnston is a member of the Corporation’s defined contribution plan, the Western Forest Products Inc. Retirement Plan for Salaried Employees (Plan III). Under Plan III, the Corporation contributes 7% of each participant’s pensionable earnings, up to the maximum contribution allowed under the Income Tax Act (Canada) (“ITA limit”).
The following table set forth annual benefits that become payable under the WFP Pension Plan (Plan I) based on the years of service listed.
TABLE I – THE WFP PLAN

Pensionable
Earnings	Years of Service
($)	15	20	25	30	35	40
100,000	24,769	33,025	41,281	49,537	57,793	66,050
125,000	31,894	42,525	53,156	63,787	74,418	85,050
150,000	33,333	44,444	55,556	66,667	77,778	88,889
175,000	33,333	44,444	55,556	66,667	77,778	88,889
200,000	33,333	44,444	55,556	66,667	77,778	88,889
225,000	33,333	44,444	55,556	66,667	77,778	88,889
250,000	33,333	44,444	55,556	66,667	77,778	88,889
275,000	33,333	44,444	55,556	66,667	77,778	88,889
300,000	33,333	44,444	55,556	66,667	77,778	88,889
325,000	33,333	44,444	55,556	66,667	77,778	88,889
350,000	33,333	44,444	55,556	66,667	77,778	88,889
375,000	33,333	44,444	55,556	66,667	77,778	88,889
400,000	33,333	44,444	55,556	66,667	77,778	88,889
450,000	33,333	44,444	55,556	66,667	77,778	88,889
500,000	33,333	44,444	55,556	66,667	77,778	88,889
550,000	33,333	44,444	55,556	66,667	77,778	88,889
600,000	33,333	44,444	55,556	66,667	77,778	88,889
650,000	33,333	44,444	55,556	66,667	77,778	88,889
700,000	33,333	44,444	55,556	66,667	77,778	88,889
750,000	33,333	44,444	55,556	66,667	77,778	88,889
800,000	33,333	44,444	55,556	66,667	77,778	88,889
As at December 31, 2007, Messrs. Hert, Kerr and Boniface had completed and been credited with approximately three, two and 30 years of pensionable service, respectively, for the purposes of both the WFP Plan and the WFP Supplementary Plan. Under the WFP Plan, pensionable earnings (salary plus bonus) equal the highest average earnings of the member of the plan based upon a 60 consecutive month period while the WFP Plan is in operation. Pension benefits are equal to 1.9% of pensionable earnings per year of service to a maximum of 40 years minus an adjustment for Canada Pension Plan benefits. Although the normal retirement age is 65, a member may retire up to 10 years prior to the age of 65. If a member retires before the age of 65 and receives a pension, his pension will be reduced. If a member retires before the age of 65, he will receive a bridging benefit for service before July 1, 2006 which ranges from $3,172 to $9,950 per year for the range of earnings and years of service set out in Table II. Mr. Hert’s entitlement to the bridging benefit is not limited to service prior to July 1, 2006. Apart from the bridging benefit, which terminates at age 65, pensions are paid for life with a guarantee of at least five years’ payment should the retired executive die within five years following retirement. Benefits payable under the WFP Plan are limited to the ITA Limit.
The WFP Supplementary Plan provides a pension supplement to members of the WFP Plan designated as participants by the Board in order to provide pension benefits to the level that members would receive if no ITA Limit was in place. Pensionable earnings and benefits under the WFP Plan, as supplemented by the WFP Supplementary Plan, are calculated upon the same basis as benefits and earnings under the WFP Plan alone, with the exception that the ITA Limit does not apply. The WFP Supplementary Plan is funded from our general operations. The following table set forth the aggregate annual benefit payable from the WFP Plan (Plan I) combined with the Supplementary Plan (Plan II) based on the years of service listed.
TABLE II — THE WFP PLAN
(as supplemented by the Supplementary Plan)

Pensionable
Earnings	Years of Service
($)	15	20	25	30	35	40
100,000	24,769	33,025	41,281	49,537	57,793	66,050
125,000	31,894	42,525	53,156	63,787	74,418	85,050
150,000	39,019	52,025	65,031	78,037	91,043	104,050
175,000	46,144	61,525	76,906	92,287	107,668	123,050
200,000	53,269	71,025	88,781	106,537	124,293	142,050
225,000	60,394	80,525	100,656	120,787	140,918	161,050
250,000	67,519	90,025	112,531	135,037	157,543	180,050
275,000	74,644	99,525	124,406	149,287	174,168	199,050
300,000	81,769	109,025	136,281	163,537	190,793	218,050
325,000	88,894	118,525	148,156	177,787	207,418	237,050
350,000	96,019	128,025	160,031	192,037	224,043	256,050
375,000	103,144	137,525	171,906	206,287	240,668	275,050
400,000	110,269	147,025	183,781	220,537	257,293	294,050
450,000	124,519	166,025	207,531	249,037	290,543	332,050
500,000	138,769	185,025	231,281	277,537	323,793	370,050
550,000	153,019	204,025	255,031	306,037	357,043	408,050
600,000	167,269	223,025	278,781	334,537	390,293	446,050
650,000	181,519	242,025	302,531	363,037	423,543	484,050
700,000	195,769	261,025	326,281	391,537	456,793	522,050
750,000	210,019	280,025	350,031	420,037	490,043	560,050
800,000	224,269	299,025	373,781	448,537	523,293	598,050
Employment Contracts
Western has entered into an employment agreement with Reynold Hert, CEO, effective from October 4, 2005, an employment agreement with Murray Johnston, CFO, effective from December 17, 2007, and an employment agreement with Duncan Kerr, Chief Operating Officer (“COO”), effective from August 15, 2005 (collectively the “Employment Agreements”). The Employment Agreements, which are for an indefinite term, contain provisions for annual base salaries (subject to annual review), as well as provisions pertaining to eligibility for annual discretionary bonuses based on personal and corporate performance, participation in certain retirement plans and our incentive stock option plan (“Option Plan”), eligibility for benefits, vacation, relocation allowances, vehicle allowances and grants of 250,000 Options, 300,000 Options and 25,000 Options, respectively, on commencement of employment. Each Employment Agreement also contains severance provisions contemplating, in the case of termination without cause, severance payments equal to the sum of between 12 and 24 months of (i) base compensation and (ii) performance bonus (collectively, the “Termination Payment”). In addition, upon such termination, all vested Options may only be exercised within 90 days of termination. The Employment Agreements further provide that on the occurrence of certain change in control events, the Executive may elect within 90 days to resign and receive the Termination Payment payable to him.
See “Summary Compensation Table” for a summary of compensation earned by the Named Executive Officers for the financial year ended December 31, 2007. Also see “Retirement Plans” for a discussion of retirement benefits available to the Named Executive Officers.
Indebtedness of Directors, Executive Officers, Officers and Employees
As at the date hereof, there was no indebtedness in respect of the purchase of securities and other indebtedness owed to us or any of our subsidiaries (other than routine indebtedness) or to another entity where the indebtedness was the subject of a guarantee, support agreement, letter of credit or similar arrangement provided by us or any of our subsidiaries, by our present and former executive officers, directors and employees.
As at the date hereof and since the beginning of our most recently completed financial year, there was no indebtedness in respect of the purchase of securities and no other indebtedness owed to us or any of our subsidiaries (other than routine indebtedness) or to any other entity where the indebtedness was the subject of a guarantee, support agreement, letter of credit or similar arrangement provided by us or any of our subsidiaries, by any individual who is or was since the beginning of the recently completed financial year end a present or former executive officer or director of the Corporation, a proposed nominee for election as a director of the Corporation or an associate of any of the foregoing.
Composition and Role of the Management Resources and Compensation Committee
During the financial year ended December 31, 2007, the following individuals served as members of our Management Resources and Compensation Committee: Robert Harding, Cyrus Madon and John B. Newman. None of the members of our Management Resources and Compensation Committee are officers or employees or were former officers or employees of the Corporation or any of our subsidiaries, had or has any relationship that requires disclosure hereunder in respect of indebtedness owed to the Corporation or, except as otherwise set out herein, any interest in material transactions involving the Corporation. In addition, none of our executive officers have served on the compensation committee (or in the absence of such committee or committee performing similar functions the entire Board of Directors) of another issuer one of whose executive officers served as a member of our Management Resources and Compensation Committee or Board. See “Corporate Governance – Management Resources and Compensation Committee”.
The Management Resources and Compensation Committee is responsible for, among other things, reviewing and making recommendations with respect to the compensation of our executive officers except the CEO and, in the case of the CEO, evaluating the CEO’s performance in light of our corporate goals and making recommendations to the Board with respect to the CEO’s compensation level based on this evaluation. The Committee meets periodically at the request of its Chairman to review compensation policies relating to the Corporation and its subsidiaries and to recommend specific compensation awards and benefits as well as other matters referred to the Committee by the Board.
Report on Executive Compensation
Executive Compensation Policies
The Board’s policy is that executive officers of the Corporation, including the CEO and other Named Executive Officers, should be compensated based on the market value of the jobs they perform, their levels of performance and the performance of the Corporation.
The Corporation’s executive compensation policies are designed to recognize and reward executive officers based upon individual and corporate performance. The Committee monitors levels of executive remuneration to determine whether overall compensation reflects the Corporation’s objectives and philosophies and meets the Corporation’s desired relative compensation position. The key components of Western’s executive officer compensation are base salary, annual bonus, and participation in one or more pension plans and in the Option Plan.
Base Salary
The Committee recommends salary ranges for executive officers of the Corporation based on competitive industry data for the markets in which the Corporation operates. In doing so, the objective of the Committee is to recommend target levels which, over time, will be competitive with market salaries. The Corporation’s compensation policy is to set target levels near or consistent with the median level in the group of comparable forest product companies, i.e., British Columbia-based, large, publicly-held, integrated forest product companies. Individual levels, which are set annually, may vary from this objective, depending upon individual performance levels.
Annual Incentive Plan
The Corporation provides annual incentive compensation to executive officers, including the Named Executive Officers, through the provision of incentive bonuses. Target awards, expressed as a percentage of base salary, have been established for all executive positions. Incentive bonuses are awarded annually to executive officers, based upon a review by the Committee of, firstly, overall performance of the Corporation over the prior financial year and, secondly, individual performance over the prior financial year relative to each executive officer’s area of responsibility. As set out in the Summary Compensation Table, the Committee recommended and the Board determined that no bonuses for 2007 would be awarded to the Named Executive Officers.
Long-Term Incentive Plan
The Corporation also has in place an Option Plan, as described below under the heading “Incentive Stock Option Plan”. The Option Plan is designed to encourage employees and executive officers to focus on the long-term interests of the Corporation and its Shareholders. The Board has the authority to establish terms and conditions of each Option granted, in accordance with the provisions of the Option Plan.
CEO’s Compensation
The Committee is of the view that the salary of the CEO should be competitive with salaries for positions of similar responsibility at large, integrated forest products companies in British Columbia that are publicly held. In assessing compensation paid to the CEO, the Committee also reviews available industry data relating to such companies. The CEO participates in the annual incentive plan and has a target award of 50% of base salary based on the fulfilment of established corporate financial targets and individual performance criteria. These individual performance criteria include the strategic positioning of the Corporation for profitable growth and success and the leadership of the organization. In 2007, no incentive payment was awarded to the CEO. The Management and Compensation Committee’s assessment of the CEO’s performance included:
(a)	the Corporation’s overall safety, environmental and financial performance;

(b)	the financial performance of the Company; and

(c)	the recapitalization of the Corporation’s balance sheet, including the refinancing of the Corporation’s long-term debt and the sale of non-core assets.
Management Resources and Compensation Committee Report presented by:
Robert Harding (Chairman)
Cyrus Madon
John B. Newman

PERFORMANCE GRAPH
Assuming an initial investment of $100, the following graph illustrates the percentage change in the cumulative total shareholder return on the Common Shares relative to the cumulative total return on the S&P/TSX Composite Index commencing from the date our Common Shares commenced trading on the TSX, August 3, 2004, through to December 31, 2007, assuming reinvestment of dividends.

	August-04	December-04	December-05	December-06	December-07
S&P/TSX Composite Index	$100.00	$110.14	$136.71	$157.71	$163.43
WEF Common Shares	$100.00	$60.45	$16.63	$17.45	$14.18

Incentive Stock Option Plan
The Option Plan permits the granting of Options in accordance with the terms of the Option Plan to eligible participants to purchase up to a maximum of 10,000,000 Common Shares (representing approximately 8.3% of the issued and outstanding Common Shares as of the date hereof). As of the date hereof, Options to purchase 3,958,060 Common Shares (representing approximately 3.3% of the issued and outstanding Common Shares as of the date hereof) have been granted to eligible participants and are outstanding, no Common Shares have been issued pursuant to the exercise of Options, and a total of 6,041,940 Common Shares remain available under the Option Plan. Options which have expired, were cancelled or otherwise terminated without having been exercised are available for subsequent grants under the Option Plan.

Number of securities
remaining available for
	Number of securities		future issuance under
	to be issued upon		equity compensation
	exercise of	Weighted-average	plans (excluding
	outstanding Options,	exercise price of	securities reflected in
	warrants and rights	outstanding Options,	column (a))
	As at December 31,	warrants and rights	As at December 31,
	2007	As at December 31, 2007	2007
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	4,233,060	$2.45	5,766,940
Equity compensation plans not approved by securityholders	—	—	—
Total	4,233,060	$2.45	5,766,940
The Option Plan provides that the Board may from time to time grant Options to acquire Common Shares to any participant who is an employee, officer or director of Western or its affiliates or a consultant to the Corporation or its affiliates. The Options are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death. Each Option entitles the holder to acquire one Common Share, subject to certain adjustments. The exercise price for Options granted pursuant to the Option Plan will be determined by the Board on the date of the grant, which price may not be less than the market value. Market value is defined under the Option Plan as the closing price of the Common Shares on the TSX on the trading day immediately preceding the grant day and if there is no closing price, the last sale prior thereto. The term of the Options granted is determined by the Board, which term may not exceed a maximum of ten years from the date of the grant. Pursuant to the Option Plan, additional terms and conditions, including vesting requirements, may be imposed by the Board on Options granted under the Option Plan. The Option Plan does not contemplate that the Corporation will provide financial assistance to any optionee in connection with the exercise of the Option.
The total number of Common Shares that may be reserved for issuance to any one participant pursuant to Options granted under the Option Plan may not exceed 5% of the Common Shares outstanding (on a non-diluted basis) on the grant date of the Options. The maximum number of Common Shares that may be issued to Western insiders and their associates pursuant to Options granted under the Option Plan within any one-year period, when taken together with the number of Common Shares issued to such insiders and their associates under our other previously established or proposed share compensation arrangements, may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the end of such period and, in the case of any one insider and his associates, may not exceed 5% of such issued and outstanding Common Shares. The maximum number of Common Shares that may be reserved for issuance under Options granted to insiders and their associates under the Option Plan together with the number of Common Shares reserved for issuance to such insiders and their associates under other previously established or proposed share compensation arrangements may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the grant date of the Options.
Unless otherwise determined by the Board, if the holder of the Option ceases to be an eligible participant under the Option Plan:
(a)	for any reason other than death, retirement, early retirement, sickness or disability, the Options held by the participant terminate;
(b)	as a result of retirement (other than early retirement), Options that are held by the participant that have vested continue in force;
(c)	by reason only of early retirement as permitted under the provisions of our pension plan, Options that are held by the participant that have vested continue in force; and

(d)	as a result of death, the legal representatives of the participant may exercise the Options that are held by the participant within six months after the date of the participant’s death to the extent such Options were by their terms vested and exercisable as of the date of the participant’s death or within the period of six months following the participant’s death;
In the event that:
(a)	Western amalgamates, consolidates with or merges with or into another body corporate, holders of Options will, upon exercise thereafter of such Option, be entitled to receive and compelled to accept, in lieu of Common Shares, such other securities, property or cash which the holder would have received upon such amalgamation, consolidation or merger if the Option was exercised immediately prior to the effective date of such amalgamation, consolidation or merger;
(b)	the exchange or replacement of Common Shares with those in another company is imminent because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the Board may, in its discretion, determine the manner in which all unexercised Options, granted under the Option Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of outstanding Options and of the time for the fulfillment of any conditions or restrictions on such exercise; and
(c)	an offer to purchase all of the Common Shares is made by a third party, Western may, at the Board’s option, require the acceleration of the time for the exercise of the Options granted under the Option Plan and of the time for the fulfillment of any conditions or restrictions on such exercise.
The Board may, subject where required to securities regulators’ and/or TSX and securityholder approval, from time to time amend, suspend or terminate the Option Plan in whole or in part. See “Amendments to Option Plan” for proposed amendments to the Option Plan.
The Option Plan is available at www.sedar.com under the Corporation’s name and a copy may also be obtained by any Shareholder by request to our Corporate Secretary at 250-748-3711.
COMPENSATION OF DIRECTORS
Directors of the Corporation who are not officers or employees are compensated for their services as directors through a combination of retainer fees and meeting-attendance fees. Our Board has approved an annual retainer fee to be paid to such non-management directors (other than the Chairman of the Board) of $25,000 and an annual retainer fee to be paid to the Chairman of $50,000. In addition, our Board has approved the payment of an additional fee of $5,000 per annum to the Chairman of any standing committee of the Board and the payment to non-management directors of a fee of $1,000 for each Board and standing committee meeting attended. Such directors are also to be reimbursed for expenses incurred in connection with their services as directors. In the year ended December 31, 2007, the non-management directors received a total of approximately $4,749 in reimbursement for such expenses.
Fees for participation on any special committees established by the Board are determined by the Board at the time the work of the special committee is completed.

The directors and former directors (other than Mr. Hert) were paid the following amounts as directors’ fees for the year ended December 31, 2007:

James Arthurs	$55,000
Lee Doney	$48,000
Dominic Gammiero (1)	$41,000
Robert Harding (2)	$41,000
John Lacey(3)	$1,000
John MacIntyre	$79,000
Cyrus Madon(4)	$42,000
Pierre McNeil (4)(5)	—
John B. Newman	$59,000

(1)	Directors’ fees payable in respect of Mr. Gammiero are paid to Fraser Papers Inc.

(2)	Directors’ fees payable in respect of Mr. Harding are paid to Brookfield Asset Management Inc.

(3)	Mr. Lacey retired from the Board in 2006, but in 2007 received payment for a meeting held in 2006.

(4)	Directors’ fees payable in respect of Mr. Madon and Mr. McNeil are paid to Tricap.

(5)	Mr. McNeil was appointed to the Board on December 20, 2007.
Although the independent directors are also eligible to participate in the Option Plan, on March 23, 2007, the Board resolved that no further Options would be granted to independent directors under the Option Plan.
DIRECTORS’ AND OFFICERS’ INDEMNIFICATION AND INSURANCE
Western has entered into indemnification agreements with each of its directors, the directors of its subsidiaries, and the CEO and CFO. There was no indemnification payable during the most recent financial year to any of Western’s directors or officers.
Western maintains liability insurance for directors and officers in the aggregate amount of $25 million, subject to a $350,000 deductible. The premium, in the amount of $323,400, was paid with respect to the period from July 28, 2007 to July 28, 2008.
CORPORATE GOVERNANCE
The Board monitors the various changes to corporate governance rules and guidelines and, where appropriate, amends its corporate governance practices to align with those changes. The following describes the Corporation’s corporate governance practices in accordance with National Instrument 58-101 — Disclosure of Corporate Governance Practices.
Board of Directors
The Board is currently composed of nine directors, eight of whom are non-management directors. The independence status of each individual director is reviewed by our Board annually. Our Board considers a director to be independent if he has no direct or indirect material relationship with the Corporation which, in the view of the Board, could, or could reasonably be perceived to, interfere materially with the exercise of the director’s independent judgement.
Western’s Board has determined that a majority (eight of the nine) of the directors are independent. Mr. Hert, as a member of our management, is not an independent director.
Messrs. Gammiero, Harding, Madon and McNeil (collectively, the “Tricap Directors”) are officers and/or directors of Brookfield and/or its subsidiaries or related entities. Brookfield has a number of relationships with the Corporation as described under “Common Shares and Principal Holders Thereof” and “Interest of Management and Others in Material Transactions.” The transactions with Brookfield described herein were approved by the independent directors who are not Tricap Directors. The Board considers that these relationships with Brookfield affiliates are not an interest or a business or other relationship that could, or could reasonably be perceived to, interfere materially with the Tricap Directors’ ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. The Board also considers that four director nominees (which constitutes approximately

45% of the nine directors) fairly reflects the relative investment of Brookfield (through Tricap) and other shareholders in the Corporation.
The Chairman of our Board, John MacIntyre, is an independent member of the Board, responsible for providing leadership to the Board in matters relating to the execution of Board responsibilities. He works with the CEO and the senior management team to address our responsibilities to our stakeholders.
The Board (through its Nominating and Corporate Governance Committee) examines its size and membership annually to determine whether the number of directors and the composition of the Board is appropriate. The Committee has reviewed the relationships between the Corporation and each of its director nominees and is satisfied that the number of directors and the composition of the Board for the upcoming year is appropriate, providing a diversity of views and experience while maintaining efficiency.
As part of our corporate governance regime, our independent directors hold regularly scheduled meetings, at which members of management are not in attendance. The meetings are held on the same day as Board meetings. During the most recent completed financial year, we held 13 meetings of directors at which members of management were not present.
Certain of our directors serve as directors on boards of other reporting issuers in Canada or a foreign jurisdiction as set out below.

Name of Director	Name of the Reporting Issuer
Dominic Gammiero	Fraser Papers Inc.
Norbord Inc.

Robert Harding	Brookfield Asset Management Inc.
Norbord Inc.
Fraser Papers Inc.

Cyrus Madon	MediSolution Ltd.

Pierre McNeil	Concert Industries Corp

John B. Newman	Utility Corp.
Certain closed-end funds administered by Scotia Capital Inc., TD Securities Inc. and the AGF Family of Mutual Fund Trusts and Corporations

The Board believes that all directors should attend all meetings of the Board and all meetings of each committee on which a director is a member, and our directors make every effort to do so. The following table summarizes the attendance of Board and committee members during the most recently completed financial year.

				Nominating and	Management
			Environmental,	Corporate	Resources and
			Health and Safety	Governance	Compensation
		Audit Committee	Committee	Committee	Committee
	Board Meetings	Meetings	Meetings	Meetings	Meetings
Name	Attended	Attended	Attended	Attended	Attended
James Arthurs	13 of 13	11 of 11	4 of 4	1 of 1
Lee Doney	12 of 13		4 of 4	1 of 1
Dominic Gammiero	11 of 13		4 of 4
Robert Harding	7 of 13			0 of 1	3 of 3
Reynold Hert	13 of 13
John MacIntyre	12 of 13	11 of 11
Cyrus Madon	13 of 13			1 of 1	3 of 3
Pierre McNeil(1)	0 of 13
John B. Newman	13 of 13	11 of 11		1 of 1	3 of 3

(1)	Mr. McNeil was appointed to the Board on December 20, 2007.
Board Mandate
The Board has adopted a written mandate in which it has assumed responsibility for stewardship of the Corporation and responsibility for overseeing the management of Western’s business. The Board carries out its mandate directly or indirectly through its committees described below. The responsibilities of the Board are included in a mandate, a copy of which is attached as Appendix A to this Information Circular.
Senior management is responsible for day-to-day operations and management. Prior Board approval is required in connection with matters that the Board deems significant such as major acquisitions or divestitures, significant amendments to credit facilities, significant financings or changes to strategic objectives.
Position Descriptions
The Board has developed written position descriptions for the Chairman of the Board and the Chairman of each Board committee. In addition, the Board and CEO have developed a written position description for the CEO. The duties and responsibilities of the Chairman and CEO are set out in the Board’s mandate attached as Appendix A to this Information Circular. Our Board has also developed and approved the corporate goals and objectives that the CEO is responsible for meeting.
Orientation and Continuing Education
The Board has a process for the orientation of new Board members regarding the role of the Board, its committees and its directors and the nature of operation of the Corporation’s business. New members meet with members of management, the Chairman of the Board and the Chairmen of the Board committees, and are given a tour of Western’s operations, a copy of recent disclosure documents and the minutes of past Board and committee meetings.
In addition, the Board provides continuing education for its members to maintain or enhance their skills and abilities as directors and to keep current their knowledge of the Corporation.
Our Board also has in place a policy whereby directors may, subject to approval of the Chairman or a majority of the independent Board members, engage outside advisers at the Corporation’s expense. Each committee is also authorized to engage outside advisers at the Corporation’s expense.

Ethical Business Conduct
Western’s Board has adopted two written codes of conduct, an Employee Code of Conduct for employees and a Code of Business Conduct and Ethics for directors and officers, to promote integrity and good governance.
These codes address the following matters:
(a)	conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

(b)	protection and proper use of corporate assets and opportunities;

(c)	confidentiality of corporate information;

(d)	fair dealing with our securityholders, customers, suppliers, competitors and employees;

(e)	compliance with laws, rules and regulations; and

(f)	reporting of any illegal or unethical behaviour.
The Board has also adopted a Communication Policy and an Insider Trading Policy. Copies of the written codes and policies are available from our Corporate Secretary or can be viewed on our website at www.westernforest.com.
The Nominating and Corporate Governance Committee oversees compliance with each of the codes and policies, authorizes any waivers and confirms with management the appropriate disclosure of any waiver. Where appropriate, the Committee will also cause an investigation of any reported violation of the Code of Business Conduct and Ethics and oversee an appropriate response to any violation. The CEO promotes compliance with the Employee Code of Conduct, causes an investigation of any reported violations to be undertaken and determines an appropriate response to any violation.
Certain directors are directors or officers of other issuers and, to the extent that such other issuers may participate in transactions or other ventures in which we may participate, the directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The Board requires that directors provide disclosure to it of all boards and committees that they are members of, and all offices held at, other issuers. Western also requires conflicts of interest to be disclosed to our Code of Ethics Contact Person and reported to the Nominating and Corporate Governance Committee. In the event that a conflict of interest arises, a director who has such a conflict is required under the CBCA to disclose the conflict and (except in limited circumstances permitted by the CBCA) to abstain from voting for or against the approval of the matter. In addition, in considering transactions and agreements in respect of which a director has a material interest, our Board will require that the interested person absent himself from portions of Board or committee meetings so as to allow independent discussion of points in issue and the exercise of independent judgment. In appropriate cases, we may also establish a special committee of independent directors to review a matter in respect of which directors or management may have a conflict.
Nomination of Directors
Each year, the Nominating and Corporate Governance Committee reviews the composition of the Board, assesses Board performance and the contributions of individual directors and, if appropriate, identifies new candidates and makes recommendations to the Board for nominees for election as directors. In that regard, the committee considers:
•	the competencies and skills that are considered to be necessary for the Board, as a whole, to possess;

•	the competencies and skills that each existing director possesses;

•	the competencies and skills each new nominee will bring to the boardroom and whether the nominees can devote sufficient time to the Corporation and the Board; and

•	the performance of existing directors.
See “Board Committees – Nominating and Corporate Governance Committee” below for a description of the committee’s composition and responsibilities.
Compensation and Board Assessments
Compensation for directors is determined by the Nominating and Corporate Governance Committee. The Committee reviews industry standards for directors’ compensation in setting compensation levels for directors, and may also seek guidance from outside consultants.
The Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. The assessment considers (a) compliance with the Board’s mandate, (b) the charter of each committee of the Board and (c) the competencies and skills that the individual director brings to the Board.
See “Board Committees – Nominating and Corporate Governance Committee” and “ – Management Resources and Compensation Committee” below for a description of each committee’s composition and responsibilities.
Board Committees
The Board has established four committees of directors, being the Environmental, Health and Safety Committee, Nominating and Corporate Governance Committee, the Management Resources and Compensation Committee and the Audit Committee. Each of those committees is composed of entirely independent members. The Corporation has also established a Disclosure Committee, which is composed of the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer (who is not a director of the Corporation).
Environmental, Health and Safety Committee
The Environmental Health and Safety Committee is currently composed of James Arthurs, Lee Doney and Dominic Gammiero. Mr. Doney is the Chairman of the committee. All of the members of the committee are independent.
The committee’s responsibilities, powers and operation are set out in its charter, a copy of which is attached as Appendix B to this Information Circular.
Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee is currently composed of James Arthurs, Lee Doney, Robert Harding, Cyrus Madon and John B. Newman. Mr. Newman is currently the Chairman of the Committee. All of the members of this committee are independent.
The committee’s responsibilities, powers and operation are set out in its charter, a copy of which is attached as Appendix C to this Information Circular.
Management Resources and Compensation Committee
As noted above, the Management Resources and Compensation Committee is currently composed of Robert Harding, Cyrus Madon and John B. Newman. Mr. Harding is the Chairman of the committee. All of the members of the committee are independent.
The committee’s responsibilities, powers and operation are set out in its charter, a copy of which is attached as Appendix D to this Information Circular. As of March 4, 2008, the Committee no longer approves executive compensation. It makes recommendations to the Board in respect of such matters.

Audit Committee
The Corporation is required to have an audit Committee. The Audit Committee is currently composed of James Arthurs, John MacIntyre and John B. Newman. Mr. MacIntyre is the Chairman of the committee. Each member of the committee is independent and financially literate. See “Election of Directors” for each member’s education and/or experience.
The committee’s responsibilities, powers and operation are set out in its charter, a copy of which is attached as Appendix E to this Information Circular.
See also “Audit Committee” in our Annual Information Form, for further particulars regarding our Audit Committee, including the Audit Committee’s pre-approval policies and procedures for non-audit services and the service fees paid to our auditors as well as other related matters.
Disclosure Committee
The Disclosure Committee is composed of John MacIntyre, the Chairman of the Board, Reynold Hert, our President and Chief Executive Officer, and Murray Johnston, our Chief Financial Officer.
The committee’s responsibilities, powers and operation are set out in its charter, a copy of which is attached as Appendix F to this Information Circular.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
Other than as set forth in this Information Circular, none of our directors or executive officers, nor any person who has held such a position since the beginning of our last completed financial year, nor any of our proposed nominees for election as a director of the Board, nor any of their respective associates or affiliates, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting (excluding the election of directors and the appointment of auditors).
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as set forth in this Information Circular, we are not aware of any material interest, direct or indirect, of any Shareholder who holds more than 10% of the voting rights attached to the Common Shares, any of our proposed nominees for election as a director of the Board, any of our or our subsidiaries’ directors or executive officers or any director or executive officer of any Shareholder who holds more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing, in any transaction which has been entered into since the commencement of our most recent completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect us or any of our subsidiaries.
In 2007, the Corporation received from Brookfield Asset Management Inc. (“BAM”) $12.5 million, together with interest of $0.7 million, with respect to the finalization of an estimated working capital amount included in the purchase price paid by Western in 2006 for Cascadia Forest Products Ltd., a wholly-owned subsidiary of BAM.
The Company continued through 2007 with two secured term facilities obtained in 2006 from Tricap Management and its designated lender, the Brookfield Bridge Lending Fund (“BBLF”). The Corporation is related to BBLF by virtue of BBLF’s relationship to BAM. One was a four-year US dollar facility, and the other a one-year Canadian dollar facility, which was extended for a second year until March 10, 2008. The secured loan was non-amortizing and was pre-payable, in whole or in part, at any time. Until March 2007, interest on amounts drawn under the US facility was charged at the floating US one-month LIBOR rate plus 8.15%. In March 2007 the terms of the US facility were amended to reduce the interest rate to floating US one-month LIBOR plus 3%. Interest on the Canadian facility was charged at the floating CIBC prime rate plus 5.25%. Interest was deferred and added to the principal amount outstanding until March 2007. As part of amending the terms of the US facility in March 2007, US$21.8 million was paid down and from that date interest was paid in cash. As at December 31, 2007 the principal outstanding under the US dollar facility was US$73.5 million. As at December 31, 2006, the principal outstanding under the

Canadian term loan was $99.5 million. With the capitalization of interest of $2.3 million in 2007, the balance at December 31, 2007 was $101.8 million.
The obligations under the facilities were secured by liens against all of the Corporation’s properties and assets and included customary covenants including repayment of the facilities from the proceeds of asset sales and other non-operating cash inflows, with certain exceptions. The Corporation was able to deposit the proceeds of asset sales, new security issues and any softwood duty settlements into a working capital reserve in the amount of up to $25.0 million annually.
On March 14, 2008, the Corporation retired the debt facilities provided by BBLF using the proceeds from a new facility.
SHAREHOLDER PROPOSALS
Pursuant to Section 137 of the CBCA, any notice of a Shareholder proposal intended to be raised at next year’s annual meeting of our Shareholders must be submitted to us at our registered office, to the attention of the Corporate Secretary, on or before December 31, 2008, to be considered for inclusion in the management proxy circular for the annual meeting of our Shareholders next year. Shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.
ADDITIONAL INFORMATION
Additional information relating to the Corporation is available at www.sedar.com under our name, Western Forest Products Inc. Financial information is provided in our comparative financial statements and management’s discussion and analysis for our most recently completed financial year. Copies of our financial statements and management’s discussion and analysis can also be obtained by contacting our Corporate Secretary at 250-748-3711. Copies of such documents will be provided to Shareholders free of charge.
OTHER MATTERS
The Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters which are not now known to the Management shall properly come before the Meeting, the form of proxy given pursuant to the solicitation by Management will be voted on such matters in accordance with the best judgement of the persons voting the proxy.
APPROVAL
The contents and sending of this Information Circular have been approved by our directors.
BY ORDER OF THE BOARD OF DIRECTORS
John MacIntyre
Chairman
Western Forest Products Inc.